THE LAW OFFICES OF

THOMAS C. COOK, LTD.

ATTORNEY AND COUNSELOR AT LAW

500 N. RAINBOW BLVD., SUITE 300

LAS VEGAS, NEVADA 89107

(702) 221-1925

FAX (702) 221-1963

April 22, 2014

Larry Spirgel, Assistant Director

Gregory Dundas, Attorney-Advisor

US Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Neohydro Technologies Corp.

Current Report on Form 8-K

Filed August 28, 2013

File No. 0-53669

Your letter dated January 22, 2014

Dear Mr. Spirgel and Mr. Dundas:

We are in receipt of your letter dated January 22, 2014, and have been asked by our client to address the comments contained within your letter. Listed below are your comments, and our responses to them:

General

1. We note your response to comment five from our letter dated November 26, 2013. As requested previously, please update the financial statements and other information in your 8-K to include the period ended September 30, 2013.

Answer: The financial statements have been updated as requested

Item 5.01 Changes in Control of the Registrant.

2. We note your statement that Mr. Gasparine gained voting control of the Company on November 1, 2013. However, he holds approximately 45% of the voting power of the Company. Please clarify how his minority ownership gives him voting control over the Company.

Answer: The disclosure has been modified to clarify that the Gasparine family, consisting of David Gasparine and his mother, Mary Gasparine, together holds 50.65% of the voting power of the Company.

Security Ownership of Certain Beneficial Owners and Management

3. We note the conversion rate of Series A Preferred Shares into common shares at a ratio of 1 to 2.5. Please revise the table to reflect Mr. Gasparine’s beneficial holdings of common stock based on this right of conversion. Refer to Item 4.03(a) of Regulation S-K and Rule 13-d(3)(1) under the Securities Exchange Act of 1934.

Answer: The table has been amended as requested.

Should you have further questions or comments, please do not hesitate to contact me at (702) 221-1925, or email them to me at tccesq@aol.com.

Sincerely,

/s/ Thomas C. Cook

Thomas C. Cook, Esq.

Cc: Neohydro Technologies Corp.

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